UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  1)1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

John A. Levin

Levin Capital Strategies, L.P.

595 Madison Avenue, 17th Floor

New York, NY 10022

(212) 259-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		897,046
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,223,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		897,046
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,223,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Bi-Directional Disequilibrium Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,018
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

LCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,018
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Levcap Alternative Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,417
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

LCS Event Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,417
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Safinia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,502
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

LCS L/S, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,502
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		897,046
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,223,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 307675108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by:

(i)	Levin Capital Strategies, L.P., a Delaware limited partnership (“LCS”),
(ii)	Levin Capital Strategies GP, LLC, a Delaware limited liability company (“LCS GP”),
(iii)	Bi-Directional Disequilibrium Fund, L.P., a Delaware limited partnership (“BiDD Fund”)*,
(iv)	LCS, LLC, a Delaware limited liability company (“LCSL”)
(v)	Levcap Alternative Fund, L.P., a Delaware limited partnership (“Levcap”),
(vi)	LCS Event Partners, LLC, a Delaware limited liability company (“LCSEP”),
(vii)	Safinia Partners, L.P., a Delaware limited partnership (“Safinia”),
(viii)	LCS L/S, LLC, a Delaware limited liability company (“LCSLS”),
(ix)	John A. Levin, a U.S. citizen (“Mr. Levin”),

* Former Reporting Person Bi-Directional Disequilibrium Master Fund, LTD (“BiDD”) operated under a master/feeder structure. Effective August 1, 2018, BiDD dissolved and all Shares previously held by BiDD were distributed to its limited partner BiDD Fund as an in-kind distribution.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal executive office of each of the Reporting Persons is: 595 Madison Avenue, 17th Floor, New York, New York 10022.

(c) The principal business of LCS is acting as the investment advisor to BiDD Fund, Levcap, Safinia and certain managed accounts and as a sub-investment advisor to certain other investment companies, as further described in Item 5. The principal business of LCS GP is acting as the general partner of LCS. The principal business of BiDD Fund, Levcap and Safinia is investing in securities. The principal business of LCSL is acting as the general partner to BiDD Fund. The principal business of LCSEP is acting as the general partner to Levcap. The principal business of LCSLS is acting as the general partner to Safinia. The principal business of Mr. Levin is acting as the Chief Executive Officer of LCS and the managing member of each of LCSL, LCSEP and LCSLS.

11

CUSIP NO. 307675108

(d) During the last five years, no Reporting Person,has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Levin is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares purchased by LCS were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,430,020 Shares owned directly by LCS is approximately $36,409,954, including brokerage commissions.

BiDD Fund received the Shares through an in-kind distribution from BiDD. The Shares were previously purchased by BiDD with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,018 Shares owned directly by BiDD Fund is approximately $119,535, including brokerage commissions.

The Shares purchased by Levcap were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,417 Shares owned directly by Levcap is approximately $131,406, including brokerage commissions.

The Shares purchased by Safinia were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,502 Shares owned directly by Safinia is approximately $124,911, including brokerage commissions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(d) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,927,988 Shares outstanding as of May 8, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018.

A. LCS

(a)As of the close of business on August 21, 2018, LCS beneficially owned 1,223,864 Shares.

Percentage: Approximately 7.2%

12

CUSIP NO. 307675108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 897,046*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,223,864*

* See Item 5(d) for further discussion.

(c)The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. LCS GP

(a)As the General Partner of LCS, LCS GP is deemed to beneficially own the 1,223,864 Shares beneficially owned by LCS.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 897,046*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,223,864*

* See Item 5(d) for further discussion.

(c)LCS GP has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C. BiDD Fund

(a)As of the close of business on August 21, 2018, BiDD Fund beneficially owned 4,018 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,018*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,018*

* As the general partner to BiDD Fund, LCSL has shared voting and dispositive power over these Shares. As the investment advisor to BiDD Fund, LCS has shared voting and dispositive power over these Shares.

(c)The transactions in the Shares by BiDD Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

13

CUSIP NO. 307675108

D. LCSL

(a)As the General Partner of BiDD Fund, LCSL is deemed to beneficially own the 4,018 Shares beneficially owned by BiDD Fund.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,018*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,018*

* As the general partner to BiDD Fund, LCSL has shared voting and dispositive power over these Shares. As the investment advisor to BiDD Fund, LCS has shared voting and dispositive power over these Shares.

(c)LCSL has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by BiDD Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E. Levcap

(a)As of the close of business on August 21, 2018, Levcap beneficially owned 4,417 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,417*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,417*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)The transactions in the Shares by Levcap during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F. LCSEP

(a)As the General Partner of Levcap, LCSEP is deemed to beneficially own the 4,417 Shares beneficially owned by Levcap.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,417*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,417*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)LCSEP has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Levcap during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

14

CUSIP NO. 307675108

G. Safinia

(a)As of the close of business on August 21, 2018, Safinia beneficially owned 4,502 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,502*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,502*

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)The transactions in the Shares by Safinia during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H. LCSLS

(a)As the General Partner of Safinia, LCSLS is deemed to beneficially own the 4,502 Shares beneficially owned by Safinia.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,502*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,502*

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)LCSLS has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Safinia during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I. John Levin

(a)As the Chief Executive Officer of LCS and the Managing Member of each of LCSL, LCSEP and LCSLS, Mr. Levin is deemed to beneficially own 1,223,864 Shares beneficially owned by LCS.

Percentage: Approximately 7.2%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 897,046*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,223,864*

* See Item 5(d) for further discussion.

(c)Mr. Levin has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

15

CUSIP NO. 307675108

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)Various separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 1,223,864 Shares. Dispositive power over such Shares is shared. Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 897,046 Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On August 21, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1:Joint Filing Agreement

16

CUSIP NO. 307675108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2018

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ Elisabeth Levin
	Name:	Elisabeth Levin
	Title:	Trustee

Bi-Directional Disequilibrium Fund, L.P.

By:	LCS, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Levcap Alternative Fund, L.P

By:	LCS Event Partners, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

17

CUSIP NO. 307675108

LCS Event Partners, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Safinia Partners, L.P.

By:	LCS L/S, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS L/S, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

18

CUSIP NO. 307675108

Schedule A

Transactions in the Shares During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
8/9/2018	n/a	32,692	Account termination	Levin Capital Strategies, L.P.
8/2/2018	Sell	990	28.2601	Levin Capital Strategies, L.P.
8/1/2018	n/a	4,018	n/a	Bi-Directional Disequilibrium Fund, L.P.*
7/25/2018	Sell	3,888	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	5,684	27.4	Levcap Alternative Fund, L.P.
7/25/2018	Sell	1,688	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	9,510	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	735	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	3,060	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	300	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	1,612	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	7,500	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	2,662	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	1,000	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	2,882	27.4	Bi-Directional Master Fund, LTD.*
7/25/2018	Sell	1,300	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	7,679	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	2,500	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	1,404	27.4	Levin Capital Strategies, L.P.

CUSIP NO. 307675108

7/25/2018	Sell	1,596	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	3,971	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	6,812	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	843	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	2,925	27.4	Levin Capital Strategies, L.P.
7/25/2018	Sell	449	27.4	Levin Capital Strategies, L.P.
7/23/2018	Sell	978	27.8234	Levin Capital Strategies, L.P.
7/23/2018	Sell	3,465	27.8234	Levin Capital Strategies, L.P.
7/17/2018	Sell	282	29.1167	Levin Capital Strategies, L.P.
7/17/2018	Sell	361	29.2	Levin Capital Strategies, L.P.
7/16/2018	Buy	3,000	29.2466	Levin Capital Strategies, L.P.
7/16/2018	Sell	100	29.55	Bi-Directional Master Fund, LTD.*
7/6/2018	Sell	1,235	31.1	Levin Capital Strategies, L.P.
7/6/2018	Sell	70	31.05	Levin Capital Strategies, L.P.
7/6/2018	Sell	110	31.05	Levin Capital Strategies, L.P.
7/6/2018	Sell	405	31.05	Levin Capital Strategies, L.P.
7/6/2018	Sell	1,248	31.14	Levin Capital Strategies, L.P.
7/5/2018	Buy	3,000	30.9408	Bi-Directional Master Fund, LTD.*
7/5/2018	Sell	4,100	31.3427	Levin Capital Strategies, L.P.
7/3/2018	Sell	1,698	31.0799	Levin Capital Strategies, L.P.
7/3/2018	Sell	3,224	31.0799	Levin Capital Strategies, L.P.

CUSIP NO. 307675108

7/3/2018	Sell	3,778	31.0799	Levin Capital Strategies, L.P.
6/29/2018	Sell	200	31.05	Levin Capital Strategies, L.P.
6/26/2018	Sell	6,822	30.804	Levin Capital Strategies, L.P.
6/26/2018	Sell	1,515	30.804	Levin Capital Strategies, L.P.
6/26/2018	Sell	4,906	30.804	Levin Capital Strategies, L.P.
6/26/2018	Sell	156	30.804	Levin Capital Strategies, L.P.
6/26/2018	Sell	990	30.804	Levin Capital Strategies, L.P.
6/26/2018	Sell	603	30.804	Levin Capital Strategies, L.P.
6/26/2018	Sell	2,431	30.804	Levin Capital Strategies, L.P.
6/26/2018	Sell	493	31.0051	Levin Capital Strategies, L.P.
6/26/2018	Sell	790	30.804	Levin Capital Strategies, L.P.
6/25/2018	Sell	339	30.8398	Levin Capital Strategies, L.P.
6/25/2018	Sell	471	30.8398	Levin Capital Strategies, L.P.
6/25/2018	Sell	274	30.8	Levin Capital Strategies, L.P.
6/25/2018	Sell	293	30.8398	Levin Capital Strategies, L.P.
6/25/2018	Sell	153	30.8398	Levin Capital Strategies, L.P.
6/25/2018	Sell	2,272	30.8398	Levin Capital Strategies, L.P.
6/22/2018	Sell	348	30.3579	Levin Capital Strategies, L.P.
6/22/2018	Sell	6	30.4333	Levin Capital Strategies, L.P.
6/22/2018	Sell	30	30.3577	Levin Capital Strategies, L.P.
6/22/2018	Sell	27	30.3578	Levin Capital Strategies, L.P.

CUSIP NO. 307675108

6/22/2018	Sell	243	30.3579	Bi-Directional Master Fund, LTD.*
6/22/2018	Sell	163	30.4335	Levin Capital Strategies, L.P.
6/22/2018	Sell	497	30.3579	Levin Capital Strategies, L.P.
6/22/2018	Sell	782	30.4335	Bi-Directional Master Fund, LTD.*
6/22/2018	Sell	1,000	30.3579	Bi-Directional Master Fund, LTD.*
6/22/2018	Sell	617	30.4335	Levin Capital Strategies, L.P.
6/22/2018	Sell	58	30.3579	Levin Capital Strategies, L.P.
6/22/2018	Sell	2,566	30.4335	Levin Capital Strategies, L.P.
6/22/2018	Sell	630	30.3579	Levin Capital Strategies, L.P.
6/22/2018	Sell	73	30.4336	Levin Capital Strategies, L.P.
6/22/2018	Sell	4,087	30.3579	Levin Capital Strategies, L.P.
6/22/2018	Sell	3,123	30.4335	Levin Capital Strategies, L.P.
6/22/2018	Sell	12	30.4333	Levin Capital Strategies, L.P.
6/22/2018	Sell	9	30.4333	Levin Capital Strategies, L.P.
6/22/2018	Sell	32	30.4334	Levin Capital Strategies, L.P.
6/22/2018	Sell	458	30.4335	Levin Capital Strategies, L.P.
6/22/2018	Sell	54	30.4335	Levin Capital Strategies, L.P.
6/22/2018	Sell	265	30.3579	Levin Capital Strategies, L.P.
6/22/2018	Sell	143	30.3579	Levin Capital Strategies, L.P.
6/22/2018	Sell	269	30.3579	Levin Capital Strategies, L.P.
6/22/2018	Sell	4,974	30.3579	Levin Capital Strategies, L.P.

CUSIP NO. 307675108

6/21/2018	Sell	159	30.3646	Levin Capital Strategies, L.P.
6/21/2018	Sell	4,258	30.3646	Levin Capital Strategies, L.P.
6/21/2018	Sell	975	30.3646	Bi-Directional Master Fund, LTD.*
6/21/2018	Sell	320	30.3646	Bi-Directional Master Fund, LTD.*
6/21/2018	Sell	5,181	30.3646	Levin Capital Strategies, L.P.
6/21/2018	Sell	200	30.3646	Levin Capital Strategies, L.P.
6/21/2018	Sell	104	30.3645	Levin Capital Strategies, L.P.
6/21/2018	Sell	359	30.3646	Levin Capital Strategies, L.P.
6/20/2018	Sell	97	30.5007	Levin Capital Strategies, L.P.
6/20/2018	Sell	51	30.5008	Levin Capital Strategies, L.P.
6/20/2018	Sell	1,361	30.5007	Levin Capital Strategies, L.P.
6/20/2018	Sell	414	30.5007	Bi-Directional Master Fund, LTD.*
6/20/2018	Sell	115	30.5007	Levin Capital Strategies, L.P.
6/20/2018	Sell	1,656	30.5007	Levin Capital Strategies, L.P.
6/19/2018	Sell	847	30.5174	Levin Capital Strategies, L.P.
6/19/2018	Sell	61	30.5174	Levin Capital Strategies, L.P.
6/19/2018	Sell	258	30.5174	Bi-Directional Master Fund, LTD.*
6/19/2018	Sell	32	30.5175	Levin Capital Strategies, L.P.
6/19/2018	Sell	71	30.5175	Levin Capital Strategies, L.P.
6/19/2018	Sell	1,031	30.5174	Levin Capital Strategies, L.P.
6/18/2018	Sell	56	30.51	Bi-Directional Master Fund, LTD.*

CUSIP NO. 307675108

6/18/2018	Sell	184	30.51	Levin Capital Strategies, L.P.
6/18/2018	Sell	16	30.51	Levin Capital Strategies, L.P.
6/18/2018	Sell	7	30.51	Levin Capital Strategies, L.P.
6/18/2018	Sell	13	30.51	Levin Capital Strategies, L.P.
6/18/2018	Sell	224	30.51	Levin Capital Strategies, L.P.
6/15/2018	Sell	261	30.5344	Levin Capital Strategies, L.P.
6/15/2018	Sell	221	30.5344	Levin Capital Strategies, L.P.
6/15/2018	Sell	116	30.5344	Levin Capital Strategies, L.P.
6/15/2018	Sell	1,616	30.5344	Levin Capital Strategies, L.P.
6/15/2018	Sell	941	30.5344	Bi-Directional Master Fund, LTD.*
6/15/2018	Sell	3,095	30.5344	Levin Capital Strategies, L.P.
6/15/2018	Sell	2,150	30.5344	Levin Capital Strategies, L.P.
6/14/2018	Sell	37	30.6251	Levin Capital Strategies, L.P.
6/14/2018	Sell	11	30.6255	Bi-Directional Master Fund, LTD.*
6/14/2018	Sell	395	30.6	Levin Capital Strategies, L.P.
6/14/2018	Sell	1	30.63	Levin Capital Strategies, L.P.
6/14/2018	Sell	3	30.6267	Levin Capital Strategies, L.P.
6/14/2018	Sell	45	30.6251	Levin Capital Strategies, L.P.
6/14/2018	Sell	3	30.6267	Levin Capital Strategies, L.P.
6/11/2018	Buy	9,400	29.4965	Levin Capital Strategies, L.P.

* Former Reporting Person Bi-Directional Disequilibrium Master Fund, LTD (“BiDD”) operated under a master/feeder structure. Effective August 1, 2018, BiDD dissolved and all Shares previously held by BiDD were distributed to its limited partner Bi-Directional Disequilibrium Fund, L.P. as an in-kind distribution.